UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      February 8, 2006


Mr. Gary J. Novinskie
President and Chief Financial Officer
Daleco Resources Corporation
120 North Church Street
West Chester, Pennsylvania 19087

      Re:	Daleco Resources Corporation
		Proxy Statement on Schedule 14A
      Filed January 27, 2006
		File No. 0-12214


Dear Mr. Novinskie:

      We have limited our review of your filing to Proposals 3 and
4
and have the following comments.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3--Increase in Authorized Number of Shares, page 11

1. 	We note your disclosure that you would like to increase the
number of authorized shares of your common stock to provide you with shares to pursue future transactions, such as acquisitions.
Please
disclose whether you have any current
plans, proposals or arrangements, written or otherwise, to engage in any business or investment opportunity. If so, please disclose, and if not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Proposal 4--Ratification of Stock Award to Special Committee of the
Board of Directors, page 13

2.	This proposal deals with two different matters, the
ratification
of an award of stock already made, and the approval of granting awards of common stock to compensate directors for special services rendered in the future. Please unbundle these two proposals so that shareholders may vote on them as separate matters. See Rule 14a-4(a)(3) of Regulation 14A and the Division of Corporation Finance`s
September 2004 Interim Supplement to the Manual of Publicly
Available
Telephone Interpretations.

3.	Please provide more information on the proposal to grant
stock
awards to directors for special services. In this regard, please disclose who may receive awards, the type of services that will qualify for the awards, the number of shares that may be awarded, the frequency with which awards may be made, and the approval process.
See Item 20 of Schedule 14A.   To the extent that this proposal
constitutes a compensation "plan" as defined in Item 402(a)(7)(ii) of
Regulation SK, please provide the information required by Item 10 of
Schedule 14A.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	W. Trainor, Esq.
      T. Richter
      D. Levy
Mr. Gary J. Novinskie
Daleco Resources Corporation
February 8, 2006
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